Exhibit 99.69

APHRIA MORE THAN TRIPLES PRODUCTION CAPACITY WITH HEALTH CANADA APPROVAL FOR PART III EXPANSION

Annual production capacity increases to 30,000 kg

Leamington, Ontario — March 13, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that the Company received a license amendment from Health Canada that provides Aphria with additional production space of 200,000 square feet, as part of its Part III expansion at its facility in Leamington, Ontario. This will more than triple the Company’s production capacity of medical cannabis from 9,000 kg annually to 30,000 kg annually.

The Health Canada license amendment falls under the Access to Cannabis for Medical Purposes Regulations (Canada) (“ACMPR”). The first crop cultivated and produced at the Part III expansion will be available for sale in the last week of May, as previous announced.

“This marks the completion of the third part of our four-part expansion plan and is another exciting milestone for Aphria,” said Vic Neufeld, Chief Executive Office of Aphria. “By Wednesday afternoon, we will have 40,000 plants in the Part III expansion, and expect our first harvest from Part III during the last week of April.”

“With more than three times the production capacity, we will continue to produce the highest-quality cannabis at one of the lowest costs in the industry,” added Nufeld. “When completed early next year, our fully expanded facility will provide over 1,000,000 square feet of production space and, when combined with our strategic relationship with Double Diamond Farms and our recent acquisition of Broken Coast Cannabis, will bring our anticipated production capacity to 230,000 kg per year. This will enable Aphria to meet the expected demand from the Canadian market, while allowing a significant portion to be allocated to key established international markets.”

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada, Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information, visit: www.aphria.ca

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For media inquiries please contact:

Andrew Swartz

Director of Communications

andrews@aphria.com

416-268-7099

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.